SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 47)*

                                 CTS Corporation
                     ---------------------------------------
                                (Name of issuer)

                           Common Stock - No par value
                     ---------------------------------------
                         (Title of class of securities)

                                   126 501 105
                     ---------------------------------------
                                 (CUSIP number)

                                Henry V. Kensing
                         Dynamics Corporation of America
                               475 Steamboat Road
                        Greenwich, Connecticut 06830-7197
                                 (203) 869-3211
                    ---------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 with a copy to:

                                  Alan C. Myers
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 735-3000

                                October 16, 1997
                    ---------------------------------------
                          (Date of event which requires
                            filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.


*Amendment No. 47 for Dynamics Corporation of America
 Amendment No. 19 for LTB Investment Corporation


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            Dynamics Corporation of America and LTB Investment Corporation
hereby amend and supplement their Schedule 13D relating to the shares of common stock of CTS Corporation. Capitalized terms not otherwise defined herein shall have the meanings set forth in the Schedule 13D, as amended.

Item 4.     Purpose of Transaction.

            Item 4 is hereby amended to add the following at the end thereof:

            "On October 16, 1997, DCA, CTS and CTS Acquisition consummated the transactions contemplated by the Merger Agreement, as amended, pursuant to which DCA was merged with and into CTS Acquisition and each outstanding share of DCA common stock was converted into the right to receive, at the election of the holders thereof, $58 in cash or 0.88 shares of CTS Common Stock. As a result of the Merger, DCA became a wholly-owned subsidiary of CTS."


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


                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 16, 1997


                              DYNAMICS CORPORATION OF AMERICA
                              LTB INVESTMENT CORPORATION



                              By:   /s/Henry V. Kensing
                                    -----------------------------------
                                    Name:    Henry V. Kensing
                                    Title:   Vice President


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